1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

July 26, 2023

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)
File Nos. 033-12113; 811-05028

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 350 (“PEA 350”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 499 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on May 25, 2023. PEA 350 was filed to make material changes to the prospectuses and Statement of Additional Information pertaining to PIMCO Preferred and Capital Securities Fund and PIMCO Strategic Bond Fund (to be renamed “PIMCO Low Duration Opportunities Fund”), each a series of the Registrant (each, as the context requires, the “Fund” and together, the “Funds”). We responded to the Staff’s comments in a letter dated July 20, 2023 (the “Response Letter”) and you provided a second round of comments following review of the Response Letter. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 350.

Comment: See Comment 18 in the Response Letter. Explain in correspondence why the word “Capital” suggests securities that are subordinated to one type of debt, and why this definition is reasonable.

Response: As noted in the Response Letter, the Registrant is not aware of a universally accepted definition of “Capital Securities,” nor does the Registrant believe the term is “well-defined” (as such term is used in the SEC adopting release for Rule 35d-1) for purposes of Rule 35d-1. Accordingly, the Registrant is free to adopt a reasonable definition of the term. The investment marketplace for Capital Securities is evolving, and Registrant takes the view that its definition of Capital Securities is reasonable because subordinated securities are intended to contribute to the issuer’s capital structure. For example, bank regulators have traditionally required the issuance of subordinated securities for this purpose, and it is becoming increasingly common for third-party index providers to include a broad range of subordinated securities – beyond mere bank capital securities – in their “Capital Securities” indexes. To illustrate the latter point, the Fund’s primary benchmark index, as of July 24, 2023, had only a 6.5% allocation to securities that were neither hybrid securities nor preferred securities,1 and substantially all of that 6.5% allocation was to Tier 2 bank capital instruments, which are subordinated bonds. Such instruments are financial institution regulatory capital instruments that would fall within the first prong of the Fund’s 80% names rule policy (i.e., securities issued by U.S. and non-U.S. financial institutions that can be used to satisfy their regulatory capital requirements). Similar to the primary benchmark index’s construction, the Fund expects nearly all of its investments that count towards compliance with its 80% names rule policy to consist of: financial institution regulatory capital instruments, hybrid securities and preferred securities. Accordingly, the Registrant believes its definition of Capital Securities is reasonable.

Registrant further notes that the Fund’s 80% names rule policy includes securities subordinated to at least one type of debt, while highlighting that this category “may include instruments referred to as hybrid securities.” The Fund’s Principal Investment Strategies discloses that “Hybrid securities may be issued to fulfill ratings criteria for debt securities of an issuer and may, for example, be convertible into preferred shares.” This aligns with industry practice—for example, approximately 68.03% of the ICE BofAML US All Capital Securities Index consisted of hybrid securities as of July 24, 2023. Accordingly, the Registrant believes that hybrid securities are reasonably included within the definition of Capital Securities.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

1 Similarly, the ICE BofAML US All Capital Securities Index had only a 4.58% allocation to securities that were neither hybrid securities nor preferred securities.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC
Timothy A. Bekkers, Pacific Investment Management Company LLC
Douglas P. Dick, Dechert LLP